UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Abgenix, Inc.

File No. 333-112285 -- CF# 31659

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Amgen, Inc. (successor to Abgenix, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-3 filed on January 28, 2004, as amended. The exhibit was re-filed with fewer redactions as Exhibit 10.85 to the Form S-3/A filed on July 22, 2004.

Based on representations by Amgen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 15, 2019
Exhibit 10.85	through October 15, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary